EX99.1
May 9, 2024
Vancouver, British Columbia
Designated News Release
FIRST QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces First Quarter 2024 Results

“Wheaton delivered a robust quarter to start the year, generating over $219 million in operating cash flows, and underscoring the effectiveness of our business model in leveraging rising commodity prices while maintaining strong cash operating margins," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "Looking ahead, we continue to forecast peer-leading production growth of 40% by 2028, buoyed by several development projects in our portfolio, many of which achieved significant milestones during the quarter. Building on the momentum from a record eight acquisitions in 2023, our corporate development team remains actively engaged in evaluating new opportunities and as always, Wheaton remains committed to ensuring that our growth is both accretive and sustainable for all stakeholders. We believe that strong commodity price trends and our sector leading growth profile provide Wheaton shareholders with one of the best vehicles for investing into the gold and precious metals space."

Solid Financial Results and Strong Balance Sheet
•
First quarter of 2024: $297 million in revenue, $219 million in operating cash flow, $164 million in net earnings and $164 million in adjusted net earnings[1] and, declared a quarterly dividend[1] of $0.155 per common share.

•
Balance Sheet: cash balance of $306 million, no debt, and an undrawn $2 billion revolving credit facility as at March 31, 2024, after making total upfront cash payments of $462 million relative to mineral stream and royalty interests in the quarter.

High-Quality Asset Base
•	Streaming and royalty agreements on 18 operating mines and 27 development projects[5].
•	93% of attributable production from assets in the lowest half of their respective cost curves[2],4.
•
Attributable gold equivalent production[3] of 160,100 ounces in the first quarter of 2024, an increase of 19% relative to the comparable period of the prior year due primarily to the mill throughput expansion at Salobo and higher production at Constancia due to the mining of the high-grade zones of the Pampacancha deposit.

•	Forecasting annual production of over 800,000 gold equivalent ounces ("GEOs") by 2028, with average annual attributable production growing to over 850,000 GEOs[3] in years 2029 to 2033.
•	Accretive portfolio growth:
o
On February 27, 2024, the Company closed the previously announced agreement with certain entities advised by Orion Resource Partners to acquire existing PMPAs in respect of Ivanhoe Mines’ Platreef project and BMC Minerals’ Kudz Ze Kayah project.

o	On February 20, 2024, the Company acquired a 1.5% Net Smelter Royalty from Integra Resources Corporation on the DeLamar and Florida Mountain project.

Leadership in Sustainability
•	Top Rankings: Ranked in the Global Top 50 out of over 15,000 multi-sector companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS.
•	Recognized among Corporate Knights’ 2024 100 most sustainable corporations in the world.
•	Peer-leading community investment program that supports social and environmental initiatives alongside Wheaton's mining partners.

Operational Overview
(all figures in US dollars unless otherwise noted)	Q1 2024	Q1 2023	Change
Units produced
Gold ounces	93,370	73,019	27.9%
Silver ounces	5,476	5,134	6.7%
Palladium ounces	4,463	3,705	20.5%
Cobalt pounds	240	124	93.1%
Gold equivalent ounces [3]	160,133	134,730	18.9%
Units sold
Gold ounces	92,019	62,605	47.0%
Silver ounces	4,067	3,749	8.5%
Palladium ounces	4,774	2,946	62.1%
Cobalt pounds	309	323	(4.3)%
Gold equivalent ounces [3]	143,184	109,293	31.0%
Change in PBND and Inventory
Gold equivalent ounces [3]	2,102	11,756	9,654
Revenue	$296,806	$214,465	38.4%
Net earnings	$164,041	$111,391	47.3%
Per share	$0.362	$0.246	47.2%
Adjusted net earnings [1]	$163,589	$104,431	56.6%
Per share [1]	$0.361	$0.231	56.3%
Operating cash flows	$219,380	$135,104	62.4%
Per share [1]	$0.484	$0.299	61.9%
All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review
Revenues
Revenue in the first quarter of 2024 was $297 million (64% gold, 32% silver, 2% palladium and 2% cobalt), with the $82 million increase relative to the prior period quarter being primarily due to a 31% increase in the number of GEOs³ sold; and a 6% increase in the average realized gold equivalent³ price.

Cash Costs and Margin
Average cash costs¹ in the first quarter of 2024 were $430 per GEO³ as compared to $475 in the first quarter of 2023. This resulted in a cash operating margin¹ of $1,643 per GEO³ sold, an increase of 10% as compared with the first quarter of 2023, a result of the higher realized price per ounce coupled with the lower average cash costs.

Cash Flow from Operations
Operating cash flow in the first quarter of 2024 amounted to $219 million, with the $84 million increase due primarily to the higher gross margin.

Balance Sheet (at March 31, 2024)
•	Approximately $306 million of cash on hand
•	During the first quarter of 2024, the Company made total upfront cash payments of $462 million relative to the mineral stream and royalty interests consisting of:
o	$450 million relative to the Platreef and Kudz Ze Kayah precious metals purchase agreements (“PMPAs”)
o	$7 million relative to the Mt Todd Royalty; and
o	$5 million relative to the DeLamar Royalty
•	Subsequent to the quarter, the Company disposed of its investment in Hecla Mining Company for gross proceeds of $177 million.
•
With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company believes it is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Global Minimum Tax
The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules (“Pillar Two”), under which large multinational entities will be subject to a 15% GMT. On May 2, 2024, the Canadian Federal Government introduced the Federal budget bill, C-69, into parliament which contains the Global Minimum Tax Act (“GMTA”) reflecting application of GMT to in-scope companies for fiscal years commencing on or after December 31, 2023. However, as of the date of this press release, the legislation related to the GMTA has not been enacted. As the legislation was not enacted as of the Balance Sheet date, for the three months ended March 31, 2024, the Company has recorded no current tax expense associated with GMT, although the Company's wholly-owned foreign subsidiaries which reside in jurisdictions where the GMT is expected to apply had net earnings of $165 million with 15% of such amounting to $25 million.

The Company will recognize the tax expense associated with the GMT in its consolidated financial statements in the appropriate period relative to when the legislation is enacted. If enacted as drafted,  Company’s wholly-owned foreign subsidiaries which reside in jurisdictions where the GMT is expected to apply would be subject to the proposed Canadian rules in the GMTA retroactively to January 1, 2024.

First Quarter Operating Asset Highlights2
Salobo: In the first quarter of 2024, Salobo produced 61,600 ounces of attributable gold, an increase of approximately 41% relative to the first quarter of 2023, driven by higher throughput, with production from the third concentrator line commencing at the end of 2022, partially offset by lower grades which was expected as per the mine development plan. As reported by Vale S.A. (“Vale”), Salobo 3 reached ~90% average throughput in the first quarter as the ramp-up continues. Salobo 1 & 2 plants also posted strong performance in the quarter, with 14% higher throughput rate, 10% productivity and 3% higher asset availability relative to the first quarter of 2023.

On November 21, 2023, Vale reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023. The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days.

Antamina: In the first quarter of 2024, Antamina produced 0.8 million ounces of attributable silver, a decrease of approximately 8% relative to the first quarter of 2023 primarily due to lower grades. On February 15, 2024, Peru’s National Environmental Certification Service for Sustainable Investments approved, after a detailed evaluation process, the Modification of the Environmental Impact Study, which will allow for the extension of Antamina’s mine life from 2028 to 2036.

Peñasquito: In the first quarter of 2024, Peñasquito produced 2.6 million ounces of attributable silver, an increase of approximately 27% relative to the first quarter of 2023 primarily due to higher grades.

Constancia: In the first quarter of 2024, Constancia produced 0.6 million ounces of attributable silver and 13,900 ounces of attributable gold, an increase of approximately 16% and 101%, respectively, relative to the first quarter of 2023, with the increases being primarily the result of significantly higher gold grades attributable to the mining of high-grade zones of the Pampacancha deposit, combined with higher recoveries.

On March 28, 2024, Hudbay Minerals Inc., (“Hudbay”) reported that Constancia’s expected mine life has been extended by three years to 2041 as a result of the successful conversion of mineral resources to mineral reserves with the addition of a further mining phase at the Constancia pit following positive geotechnical drilling and studies in 2023. There remains potential for future mine life extensions based on the mineral resources that have not yet been converted to mineral reserves.

Sudbury: In the first quarter of 2024, Vale’s Sudbury mines produced 7,000 ounces of attributable gold, an increase of approximately 14% relative to the first quarter of 2023, due to higher throughput.

Stillwater: In the first quarter of 2024, the Stillwater mines produced 2,600 ounces of attributable gold and 4,500 ounces of attributable palladium, an increase of approximately 35% for gold and 20% for palladium relative to the first quarter of 2023, due primarily to higher throughput and grades.

Voisey’s Bay: In the first quarter of 2024, the Voisey's Bay mine produced 240,000 pounds of attributable cobalt, an increase of approximately 93% relative to the first quarter of 2023, as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 94% at the end of the first quarter, and that the main surface assets are completed and already operating. In the underground portion, the scope in Reid Brook is completed and the mine development at Eastern Deeps is concluded. Construction of the Bulk Material Handling system, dewatering and support facilities is ongoing. The full mine assets at Eastern Deeps are expected to be in operation by the end of 2024.

Other Gold: In the first quarter of 2024, total Other Gold attributable production was 600 ounces, a decrease of approximately 82% relative to the first quarter of 2023, primarily due to the closure of the Minto mine in May 2023.

Other Silver: In the first quarter of 2024, total Other Silver attributable production was 1.4 million ounces, a decrease of approximately 15% relative to the first quarter of 2023, primarily due to the temporary suspension of attributable production from Aljustrel.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates
Blackwater Project: On February 21, 2024, Artemis Gold Inc. (“Artemis”) announced the results of an expansion study to optimize the timing of mine expansion through the advancing of Phase 2. A decision on the acceleration of the Phase 2 expansion is expected to be considered in the second half of 2024. On April 24, 2024, Artemis announced that overall construction was approximately 73% complete and that construction of major site water management facilities, including the water management pond, the central diversion system, and the Davidson Creek diversion, have been completed along with work on the tailings storage facility which is progressing well. Artemis also states that the project remains on schedule for first gold pour in the second half of 2024.

Platreef Project: On April 30, 2024, Ivanhoe Mines Ltd. (“Ivanhoe”) reported that construction activities for the Platreef Phase 1 concentrator are on schedule at almost 90% complete and on track for cold commissioning in the third quarter of 2024. An updated independent feasibility study on an optimized development plan for the acceleration of Phase 2 is planned to be completed and published in the fourth quarter of 2024. As a result of the planned acceleration of Phase 2, first feed and ramp-up of production will be deferred until mid-2025. In addition, a preliminary economic assessment on a Phase 3 expansion is expected to be completed at the same time, increasing Platreef’s processing capacity up to approximately 10 Mtpa. A Phase 3 expansion to 10 Mtpa processing capacity is expected to rank Platreef as one of the world’s largest platinum-group metal, nickel, copper and gold producers.

Goose Project: On May 7, 2024, B2Gold Corp., (“B2Gold”) announced the successful completion of the 2024 winter ice road (“WIR”) campaign, delivering all necessary materials to complete the construction of the Goose project. B2Gold reports that while mill construction remains on schedule, development of the open pit and underground is slightly behind schedule due to equipment availability, adverse weather conditions and prioritization of critical path construction activities. As a result, B2Gold reports that first gold pour is now expected in the second quarter of 2025 with ramp up to full production in the third quarter of 2025, one quarter later than previous estimates.

Marmato Mine: On April 15, 2024, Aris Mining Corporation (“Aris”) provided an update that at the Marmato Lower Mine expansion project, the access road to the new processing facility area is now complete and earthworks in the plant area will commence soon. The contractor for the new portal and decline is fully mobilized and cutting of the portal face has commenced.

Curipamba Project: On January 22, 2024, Adventus Mining Corporation (“Adventus”) announced that the Ministry of Environment, Water and Energy Transition of the Government of Ecuador has granted the environmental license for the construction and operation of the El Domo – Curipamba project (the “Curipamba project”). On January 30, 2024, Adventus announced that the Ministry of Energy and Mines of Ecuador has issued a permit which grants approval for the design, construction, operation, and maintenance of the tailings storage facility (“TSF”) for the Curipamba project. The start of TSF construction is a key condition precedent for the Company to make additional upfront cash payments under the Curipamba PMPA.

On April 26, 2024, Adventus announced that Silvercorp Metals Inc. (“Silvercorp”) has entered into a definitive arrangement agreement with Adventus pursuant to which Silvercorp has agreed to acquire all of the issued and outstanding common shares of Adventus. As reported by Silvercorp, the existing stream with Wheaton, combined with Silvercorp’s existing cash and cash equivalents of approximately $200 million, is more than sufficient to fully fund the Curipamba project through construction.

Fenix Project: On April 8, 2024, Rio2 Limited ("Rio2") announced that its Chilean subsidiary has received the formal Environmental Qualification Resolution ("RCA") for the Fenix gold project. The receipt of the RCA now allows Rio2 to advance permitting activities for the Fenix project. Rio2 has noted that there are four principal Sectorial Permits required before construction can commence at the Project: 1) Mining Methods; 2) Process Plant; 3) Waste Dumps & Stockpiles; and 4) Closure Plan and that work on these permits is well underway. Rio2 notes that the current timing for receipt of these principal permits is by the end of July 2024.

Cangrejos Project: On January 18, 2024, Lumina Gold Corp. (“Lumina”) announced results from the phase 1 mining resource conversion drilling campaign in support of the ongoing feasibility study at Cangrejos. Lumina noted that the assays from the resource infill program continue to demonstrate the exceptional continuity of grade at Cangrejos. Lumina also noted that it is operating normally at the Cangrejos project and to date their activities have not been affected by the recent civil disturbances that have impacted other areas in Ecuador.
Curraghinalt Project: Subsequent to the quarter, the Planning Appeals Commission & Water Appeals Commission (“the commission”) in Northern Ireland concluded that the water abstraction and impoundment licenses (“water licenses”) relative to the Curraghinalt Project have been rescinded and that license applications would need to be resubmitted and subsequent public inquiry referrals held. The commission noted that it has suspended arrangements for the current inquiry timetable until it is in receipt of the expected water license applications, at which time it will move to set directions and new dates for the submission of statements of case, rebuttals, and for the opening of the re-scheduled hearing sessions in due course.

Corporate Development
DeLamar Royalty
On February 20, 2024, the Company purchased a 1.5% net smelter return royalty interest (“DeLamar Royalty”) in the DeLamar and Florida mountain project located in Idaho, United States (the “DeLamar project”) from a subsidiary of Integra Resources Corporation (“Integra”) for $9.75 million to be paid in two equal installments, the first of which was paid in the first quarter of 2024, with the balance expected to be paid in July 2024 subject to customary conditions.  Under the DeLamar Royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns. The Company had previously acquired a right of first refusal on any precious metals streaming, royalty, pre-pay or other similar transaction on the DeLamar project.

Sustainability
Ratings & Awards:
•
On January 17, 2024, the Company announced its ranking among Corporate Knights' 2024 100 Most Sustainable Corporations in the world. The Company will be included in the Global 100 Index, which represents a benchmark for sustainability excellence.

Community Investment Program:
•
On March 1, 2024, Wheaton International commenced a new program with the Vale Foundation to support an ambitious three-year initiative in Brazil that aims to improve the primary health care being offered in the municipalities near the Salobo mine and along the Carajas railroad. The program will be carried out in 8 municipalities of Pará State, impacting approximately 550,000 individuals and in 24 municipalities of Maranhão State, impacting approximately 1.3 million individuals. Wheaton International and the Vale Foundation each committed BRL$17 million. The total contribution of Wheaton and the Vale Foundation of BRL$34 million is being matched by the Brazilian Development Bank, magnifying the impact of the contribution being made by Wheaton International.

•	The Pacific Salmon Foundation's Vancouver Gala presented by Wheaton raised CA$0.5 million in support of advancing critical marine science research and conservation work.
•	The Daffodil Ball presented by Wheaton raised over CA$4.4 million for the Canadian Cancer Society.

2024 and Long-Term Production Outlook
Wheaton's estimated attributable production in 2024 is forecast to be 325,000 to 370,000 ounces of gold, 18.5 to 20.5 million ounces of silver, and 12,000 to 15,000 GEOs3 of other metals, resulting in annual production of approximately 550,000 to 620,000 GEOs3, unchanged from previous guidance2,3.

Annual production is forecast to increase by approximately 40% to over 800,000 GEOs3 by 2028, with average annual production forecast to grow to over 850,000 GEO3 in years 2029 to 2033, also unchanged from previous guidance.

About Wheaton Precious Metals Corp.
Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

A conference call will be held on Friday, May 10, 2024, starting at 8:00am PT (11:00 am ET) to discuss these results. To participate in the live call please use one of the following methods:

RapidConnect URL:                                             Click here
Live webcast:                                                          Click here
Dial toll free:                                                             1-888-664-6383 or 1-416-764-8650
Conference Call ID:                                  12432661

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 17, 2024 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:              1-888-390-0541
Dial from outside Canada or the US:               1-416-764-8677
Pass code:                                                  432661 #
Archived webcast:                                                   Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: simona.antolak@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2024	2023
Sales	$296,806	$214,465
Cost of sales
Cost of sales, excluding depletion	$61,555	$51,964
Depletion	63,676	45,000
Total cost of sales	$125,231	$96,964
Gross margin	$171,575	$117,501
General and administrative expenses	10,464	10,099
Share based compensation	1,281	7,397
Donations and community investments	1,570	1,378
Earnings from operations	$158,260	$98,627
Other income (expense)	7,196	7,562
Earnings before finance costs and income taxes	$165,456	$106,189
Finance costs	1,442	1,378
Earnings before income taxes	$164,014	$104,811
Income tax recovery	(27)	(6,580)
Net earnings	$164,041	$111,391
Basic earnings per share	$0.362	$0.246
Diluted earnings per share	$0.362	$0.246
Weighted average number of shares outstanding
Basic	453,094	452,370
Diluted	453,666	453,159

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2024	2023
Assets
Current assets
Cash and cash equivalents	$306,109	$546,527
Accounts receivable	5,514	10,078
Cobalt inventory	-	1,372
Income taxes receivable	5,851	5,935
Other	3,374	3,499
Total current assets	$320,848	$567,411
Non-current assets
Mineral stream interests	$6,510,767	$6,122,441
Early deposit mineral stream interests	47,094	47,093
Mineral royalty interests	25,448	13,454
Long-term equity investments	246,652	246,678
Property, plant and equipment	7,996	7,638
Other	21,650	26,470
Total non-current assets	$6,859,607	$6,463,774
Total assets	$7,180,455	$7,031,185
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,918	$13,458
Dividends payable	70,261	-
Current portion of performance share units	6,261	12,013
Current portion of lease liabilities	518	604
Total current liabilities	$87,958	$26,075
Non-current liabilities
Performance share units	$2,991	$9,113
Lease liabilities	5,423	5,625
Deferred income taxes	242	232
Pension liability	4,646	4,624
Total non-current liabilities	$13,302	$19,594
Total liabilities	$101,260	$45,669
Shareholders' equity
Issued capital	$3,784,848	$3,777,323
Reserves	(47,717)	(40,091)
Retained earnings	3,342,064	3,248,284
Total shareholders' equity	$7,079,195	$6,985,516
Total liabilities and shareholders' equity	$7,180,455	$7,031,185

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2024	2023
Operating activities
Net earnings	$164,041	$111,391
Adjustments for
Depreciation and depletion	64,013	45,390
Interest expense	74	17
Equity settled stock based compensation	1,598	1,542
Performance share units - expense	(317)	5,855
Performance share units - paid	(11,129)	(16,675)
Pension expense	175	167
Pension paid	(43)	(96)
Income tax (recovery) expense	(27)	(6,580)
(Gain) loss on fair value adjustment of share purchase warrants held	(183)	(175)
Investment income recognized in net earnings	(6,438)	(7,148)
Other	(83)	79
Change in non-cash working capital	2,155	(2,072)
Cash generated from operations before income taxes and interest	$213,836	$131,695
Income taxes paid	(116)	(3,344)
Interest paid	(75)	(18)
Interest received	5,735	6,771
Cash generated from operating activities	$219,380	$135,104
Financing activities
Share purchase options exercised	3,816	9,376
Lease payments	(148)	(202)
Cash generated from financing activities	$3,668	$9,174
Investing activities
Mineral stream interests	$(450,902)	$(31,524)
Early deposit mineral stream interests	-	(750)
Mineral royalty interest	(11,947)	-
Net proceeds on disposal of mineral stream interests	-	(29)
Acquisition of long-term investments	(751)	(8,144)
Dividends received	700	-
Other	(596)	(530)
Cash used for investing activities	$(463,496)	$(40,977)
Effect of exchange rate changes on cash and cash equivalents	$30	$307
(Decrease) increase in cash and cash equivalents	$(240,418)	$103,608
Cash and cash equivalents, beginning of period	546,527	696,089
Cash and cash equivalents, end of period	$306,109	$799,697

Summary of Units Produced
	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Gold ounces produced ²
Salobo	61,622	71,778	69,045	54,804	43,677	37,939	44,212	34,129
Sudbury [3]	7,049	5,823	3,857	5,818	6,203	5,270	3,437	5,289
Constancia	13,897	22,292	19,003	7,444	6,905	10,496	7,196	8,042
San Dimas [4]	7,542	10,024	9,995	11,166	10,754	10,037	11,808	10,044
Stillwater [5]	2,637	2,341	2,454	2,017	1,960	2,185	1,833	2,171
Other
Marmato	623	668	673	639	457	533	542	778
777 [6]	-	-	-	-	-	-	-	3,509
Minto [7]	-	-	-	1,292	3,063	2,567	3,050	2,480
Total Other	623	668	673	1,931	3,520	3,100	3,592	6,767
Total gold ounces produced	93,370	112,926	105,027	83,180	73,019	69,027	72,078	66,442
Silver ounces produced [2]
Peñasquito [8]	2,643	1,036	-	1,744	2,076	1,761	2,017	2,089
Antamina	806	1,030	894	984	872	1,067	1,327	1,330
Constancia	640	836	697	420	552	655	564	584
Other
Los Filos	42	28	28	28	45	14	21	35
Zinkgruvan	641	510	785	374	632	664	642	739
Neves-Corvo	524	573	486	407	436	369	323	345
Aljustrel [9]	-	-	327	279	343	313	246	292
Cozamin	173	185	165	184	141	157	179	169
Marmato	7	10	11	7	8	9	7	7
Yauliyacu [10]	-	-	-	-	-	261	463	756
Minto [7]	-	-	-	14	29	33	33	26
Keno Hill [11]	-	-	-	-	-	-	-	48
777 [6]	-	-	-	-	-	-	-	80
Total Other	1,387	1,306	1,802	1,293	1,634	1,820	1,914	2,497
Total silver ounces produced	5,476	4,208	3,393	4,441	5,134	5,303	5,822	6,500
Palladium ounces produced ²
Stillwater [5]	4,463	4,209	4,006	3,880	3,705	3,869	3,229	3,899
Cobalt pounds produced ²
Voisey's Bay	240	215	183	152	124	128	226	136
GEOs produced [12]	160,133	164,818	147,230	137,176	134,730	132,780	142,103	144,019
Average payable rate [2]
Gold	94.8%	95.1%	95.4%	95.1%	95.1%	94.9%	95.1%	95.1%
Silver	84.5%	83.0%	78.3%	83.7%	83.1%	84.2%	86.3%	86.5%
Palladium	96.9%	95.9%	93.6%	94.1%	96.0%	91.7%	95.0%	94.6%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	90.7%	91.6%	90.8%	90.8%	89.8%	89.9%	90.9%	90.7%
1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
8)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
9)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
10)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
11)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
12)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

Summary of Units Sold

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Gold ounces sold
Salobo	56,841	76,656	44,444	46,030	35,966	41,029	31,818	48,515
Sudbury [2]	4,129	5,011	4,836	4,775	4,368	4,988	5,147	7,916
Constancia	20,123	19,925	12,399	9,619	6,579	6,013	6,336	7,431
San Dimas	7,933	10,472	9,695	11,354	10,651	10,943	10,196	10,633
Stillwater [3]	2,355	2,314	1,985	2,195	2,094	1,783	2,127	2,626
Other
Marmato	638	633	792	467	480	473	719	781
777	-	-	275	153	126	785	3,098	3,629
Minto	-	-	-	701	2,341	2,982	2,559	2,806
Total Other	638	633	1,067	1,321	2,947	4,240	6,376	7,216
Total gold ounces sold	92,019	115,011	74,426	75,294	62,605	68,996	62,000	84,337
Silver ounces sold
Peñasquito	1,839	442	453	1,913	1,483	2,066	1,599	2,096
Antamina	762	1,091	794	963	814	1,114	1,155	1,177
Constancia	726	665	435	674	366	403	498	494
Other
Los Filos	44	24	30	37	34	16	24	41
Zinkgruvan	297	449	714	370	520	547	376	650
Neves-Corvo	243	268	245	132	171	80	105	167
Aljustrel	1	86	142	182	205	156	185	123
Cozamin	147	141	139	150	119	150	154	148
Marmato	8	9	11	7	7	7	8	11
Yauliyacu	-	-	-	-	-	337	1,005	817
Stratoni	-	-	-	-	-	-	-	(2)
Minto	-	-	-	7	29	23	22	21
Keno Hill	-	-	-	-	1	1	30	30
777	-	-	2	2	-	35	73	75
Total Other	740	977	1,283	887	1,086	1,352	1,982	2,081
Total silver ounces sold	4,067	3,175	2,965	4,437	3,749	4,935	5,234	5,848
Palladium ounces sold
Stillwater [3]	4,774	3,339	4,242	3,392	2,946	3,396	4,227	3,378
Cobalt pounds sold
Voisey's Bay	309	288	198	265	323	187	115	225
GEOs sold [4]	143,184	155,059	111,935	129,734	109,293	128,662	125,053	154,737
Cumulative payable units PBND [5]
Gold ounces	87,542	91,092	98,715	72,916	77,377	70,562	74,053	67,529
Silver ounces	2,347	1,787	1,469	1,777	2,531	2,013	2,481	2,694
Palladium ounces	6,198	6,666	5,607	6,122	5,751	5,098	5,041	6,267
Cobalt pounds	360	356	377	251	285	258	403	280
GEO [4]	119,968	117,293	120,864	98,039	111,216	97,934	107,718	103,465
Inventory on hand
Cobalt pounds	-	88	155	310	398	633	556	582
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

5)
Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2024
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	61,622	56,841		$2,073		$425		$393	$117,851	$71,396	$94,050	$2,659,099
Sudbury [4]	7,049	4,129		2,049		400		1,145	8,461	2,081	6,814	257,757
Constancia	13,897	20,123		2,073		420		316	41,723	26,910	33,263	73,912
San Dimas	7,542	7,933		2,073		631		279	16,448	9,237	11,445	142,512
Stillwater	2,637	2,355		2,073		372		510	4,883	2,806	4,008	210,267
Other [5]	623	638		2,073		374		527	1,323	748	1,084	892,983
	93,370	92,019		$2,072		$439		$404	$190,689	$113,178	$150,664	$4,236,530
Silver
Peñasquito	2,643	1,839		$23.74		$4.50		$4.06	$43,650	$27,901	$35,375	$268,758
Antamina	806	762		23.74		4.68		7.06	18,088	9,147	14,523	514,154
Constancia	640	726		23.74		6.20		6.24	17,236	8,200	12,734	175,049
Other [6]	1,387	740		23.89		4.15		4.16	17,684	11,539	15,819	603,933
	5,476	4,067		$23.77		$4.77		$5.03	$96,658	$56,787	$78,451	$1,561,894
Palladium
Stillwater	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$218,542
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,786
	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$297,328
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,564
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,015
Cobalt
Voisey's Bay	240	309		$15.49		$2.96		$12.77	$4,782	$(73)	$7,006	$348,000
Operating results									$296,806	$171,575	$239,929	$6,510,767
Other
General and administrative										$(10,464)	$(15,958)
Share based compensation										(1,281)	(11,129)
Donations and community investments										(1,570)	(1,373)
Finance costs										(1,442)	(1,125)
Other										7,196	9,152
Income tax										27	(116)
Total other										$(7,534)	$(20,549)	$669,688
										$164,041	$219,380	$7,180,455

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin  silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

On a gold equivalent basis, results for the Company for the three months ended March 31, 2024 were as follows:
Three Months Ended March 31, 2024
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	160,133	143,184	$ 2,073	$ 430	$ 1,643	$ 445	$ 1,198

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

Three Months Ended March 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	43,677	35,966		$1,904		$420		$330	$68,475	$41,471	$53,355	$2,371,378
Sudbury [4]	6,203	4,368		1,904		400		1,025	8,317	2,095	6,346	278,941
Constancia	6,905	6,579		1,904		416		316	12,526	7,710	9,788	93,506
San Dimas	10,754	10,651		1,904		624		260	20,279	10,865	13,629	153,101
Stillwater	1,960	2,094		1,904		334		510	3,987	2,220	3,288	214,783
Other [5]	3,520	2,947		1,904		1,385		86	5,612	1,278	1,155	525,338
	73,019	62,605		$1,904		$496		$360	$119,196	$65,639	$87,561	$3,637,047
Silver
Peñasquito	2,076	1,483		$22.84		$4.43		$4.06	$33,872	$21,276	$27,303	$287,647
Antamina	872	814		22.84		4.55		7.06	18,594	9,142	14,888	539,623
Constancia	552	366		22.84		6.14		6.24	8,353	3,825	6,107	190,664
Other [6]	1,634	1,086		22.87		5.96		2.53	24,859	15,637	20,047	450,412
	5,134	3,749		$22.85		$5.07		$4.48	$85,678	$49,880	$68,345	$1,468,346
Palladium
Stillwater	3,705	2,946		$1,607		$294		$408	$4,735	$2,666	$3,870	$225,609
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,440
Cobalt
Voisey's Bay	124	323		$15.04		$3.30⁷		$13.85	$4,856	$(684)	$4,485	$356,447
Operating results									$214,465	$117,501	$164,261	$5,696,889
Other
General and administrative										$(10,099)	$(13,836)
Share based compensation										(7,397)	(16,675)
Donations and community investments										(1,378)	(1,408)
Finance costs										(1,378)	(1,070)
Other										7,562	7,176
Income tax										6,580	(3,344)
Total other										$(6,110)	$(29,157)	$1,208,590
										$111,391	$135,104	$6,905,479

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Other gold interests are comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)	Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold.

On a gold equivalent basis, results for the Company for the three months ended March 31, 2023 were as follows:

Three Months Ended March 31, 2023
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	134,730	109,293	$ 1,962	$ 475	$ 1,487	$ 412	$ 1,075
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of  non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended March 31
(in thousands, except for per share amounts)	2024	2023
Net earnings	$164,041	$111,391
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	(183)	(175)
Income tax (expense) recovery recognized in the Statement of OCI	(96)	(3,954)
Income tax recovery related to prior year disposal of Mineral Stream Interest	-	(2,672)
Other	(173)	(159)
Adjusted net earnings	$163,589	$104,431
Divided by:
Basic weighted average number of shares outstanding	453,094	452,370
Diluted weighted average number of shares outstanding	453,666	453,159
Equals:
Adjusted earnings per share - basic	$0.361	$0.231
Adjusted earnings per share - diluted	$0.361	$0.230

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).
	Three Months Ended March 31
(in thousands, except for per share amounts)	2024	2023
Cash generated by operating activities	$219,380	$135,104
Divided by:
Basic weighted average number of shares outstanding	453,094	452,370
Diluted weighted average number of shares outstanding	453,666	453,159
Equals:
Operating cash flow per share - basic	$0.484	$0.299
Operating cash flow per share - diluted	$0.484	$0.298

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023
Cost of sales	$125,231	$96,964
Less: depletion	(63,676)	(45,000)
Cash cost of sales	$61,555	$51,964
Cash cost of sales is comprised of:
Total cash cost of gold sold	$40,362	$31,035
Total cash cost of silver sold	19,411	18,997
Total cash cost of palladium sold	869	866
Total cash cost of cobalt sold[1]	913	1,066
Total cash cost of sales	$61,555	$51,964
Divided by:
Total gold ounces sold	92,019	62,605
Total silver ounces sold	4,067	3,749
Total palladium ounces sold	4,774	2,946
Total cobalt pounds sold	309	323
Equals:
Average cash cost of gold (per ounce)	$439	$496
Average cash cost of silver (per ounce)	$4.77	$5.07
Average cash cost of palladium (per ounce)	$182	$294
Average cash cost of cobalt (per pound)	$2.96	$3.30
1)	Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold.

iv.
Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023
Gross margin	$171,575	$117,501
Add back: depletion	63,676	45,000
Cash operating margin	$235,251	$162,501
Cash operating margin is comprised of:
Total cash operating margin of gold sold	$150,327	$88,161
Total cash operating margin of silver sold	77,247	66,681
Total cash operating margin of palladium sold	3,808	3,869
Total cash operating margin of cobalt sold	3,869	3,790
Total cash operating margin	$235,251	$162,501
Divided by:
Total gold ounces sold	92,019	62,605
Total silver ounces sold	4,067	3,749
Total palladium ounces sold	4,774	2,946
Total cobalt pounds sold	309	323
Equals:
Cash operating margin per gold ounce sold	$1,633	$1,408
Cash operating margin per silver ounce sold	$19.00	$17.78
Cash operating margin per palladium ounce sold	$798	$1,313
Cash operating margin per cobalt pound sold	$12.53	$11.74

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•	the future price of commodities;
•
the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including the implementation of a 15% global minimum tax, and the impact of the CRA Settlement;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•
risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•
risks relating to the implementation of a 15% global minimum tax, including the Federal budget bill, C-69, which contains the GMTA reflecting application of global minimum tax to in-scope companies for fiscal years beginning on or after December 31, 2023 and the legislation enacted in Luxembourg that applies to the income of the Company’s Luxembourg subsidiary as of January 1, 2024 and the Company and its other subsidiaries from January 1, 2025;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the at-the-market equity program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
•
that any sale of Common Shares under the at-the-market equity program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023, which was filed on March 28, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by,  Canadian

National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1 Please refer to disclosure on non-IFRS measures in this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release dated May 9, 2024, titled “Wheaton Precious Metals Declares Quarterly Dividend.”
2 Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
3 Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt.
4 Source: Company reports & S and P Capital IQ estimates of 2024 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2022 and 2022 actual mill throughput and is weighted by individual reserve and resource category.
5 Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 of which have been placed in care and maintenance or have been closed.